Exhibit 99.1

CI Financial Reports Record Total Assets of $240.6 Billion for March 2021

All financial amounts in Canadian dollars unless stated otherwise.

TORONTO--(BUSINESS WIRE)--April 14, 2021--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today reported preliminary assets under management as at March 31, 2021 of $138.5 billion and wealth management assets of $102.1 billion, for total assets of $240.6 billion. These represent CI’s highest-ever month-end levels for wealth management assets and total assets.

“We believe the growth in assets to record levels reflects our success in implementing our strategic priorities of modernizing asset management, expanding CI’s wealth management platform and globalizing the firm,” said Kurt MacAlpine, CI Chief Executive Officer. “Notably, we are seeing improvement in asset management net flows, with the first quarter being our best quarter for net flows since the third quarter of 2017. We believe this is attributable to the many client-focused changes we have made, including the integration of our investment management platform, introduction of our new sales and marketing strategy powered by advanced analytics, and our new product management strategy.”

Total assets increased by $4.2 billion or 1.8% in the month of March and by $84.9 billion or 54.5% from March 31, 2020, reflecting CI’s acquisitions in U.S. and Canadian wealth management and market growth over the past 12 months.

Wealth management assets grew by $2.1 billion or 2.1% in the month of March and by $57.5 billion or 128.9% year over year. Canadian wealth management assets at $71.1 billion were up 2.3% in March and up 61.2% from one year ago. Canadian wealth management assets consist of the assets of CI Assante Wealth Management, Aligned Capital Partners Inc., CI Private Counsel LP, CI Direct Investing and Virtual Brokers.

U.S. wealth management assets grew by 1.6% in March to $31.0 billion. This includes the assets of CI’s network of 10 registered investment advisor (“RIA”) firms across the United States. During the first quarter, CI announced agreements to acquire three RIAs – Segall Bryant & Hamill, LLC (“SBH”) of Chicago, Barrett Asset Management, LLC of New York, and Brightworth, LLC of Atlanta. The transactions are expected to add approximately $39 billion in assets1 to CI’s U.S. business, and are scheduled to close in the second quarter of 2021, subject to regulatory, stock exchange and other customary closing conditions.

CI’s total assets under management were $138.5 billion, representing growth of $2.1 billion or 1.5% in March and $27.4 billion or 24.7% from a year ago. Core assets under management, which are those managed by CI’s Canadian and Australian subsidiaries, were up 1.5% in February and 19.4% year over year to $132.6 billion. Core average assets under management for the first quarter were $131.6 billion, a 4.3% increase over the average of $126.2 billion for the fourth quarter of 2020.

CI also reported preliminary sales results for the first quarter. CI’s Canadian retail business, excluding products closed to new investors, had $0.6 billion in net redemptions, an improvement of $0.7 billion over both the fourth quarter of 2020 and the first quarter of 2020. CI’s Canadian institutional business had net redemptions of $0.4 billion, an improvement of $0.5 billion over the fourth quarter of 2020 and an improvement of $0.4 billion from the same quarter a year ago.

CI’s U.S. asset management business, which consists of certain assets managed by its U.S. RIAs, had net sales of $0.3 billion, while GSFM Pty Ltd.’s net flows were flat. CI’s closed business, comprised primarily of segregated fund contracts that are no longer available for sale, had $0.2 billion in net redemptions for the quarter.

Further information about CI’s assets and financial position can be found below in the tables of statistics and on www.cifinancial.com.

CI FINANCIAL CORP. March 31, 2021 PRELIMINARY MONTH-END STATISTICS
ENDING ASSETS	Mar. 31/21 (billions)	Feb. 28/21 (billions)	% Change	Mar. 31/20 (billions)	% Change
Core (Canadian and Australian) assets under management[2]	$132.6	$130.7	1.5%	$111.1	19.4%
U.S. assets under management	$5.9	$5.7	3.5%	$-	n/a
Total assets under management	$138.5	$136.4	1.5%	$111.1	24.7%
Canadian wealth management	$71.1	$69.5	2.3%	$44.1	61.2%
U.S. wealth management	$31.0	$30.5	1.6%	$0.5	6100.0%
Total wealth management	$102.1	$100.0	2.1%	$44.6	128.9%
TOTAL	$240.6	$236.4	1.8%	$155.7	54.5%
MONTHLY CORE AVERAGE ASSETS UNDER MANAGEMENT	Mar. 31/21 (billions)	Feb. 28/21 (billions)	% Change
Monthly average	$132.3	$132.1	0.2%
FISCAL QUARTER CORE AVERAGE ASSETS UNDER MANAGEMENT	Mar. 31/20 (billions)	Dec. 31/20 (billions)	% Change
Fiscal quarter average	$131.6	$126.2	4.3%
FISCAL YEAR CORE AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2021 (billions)	Fiscal 2020 (billions)	% Change
Fiscal year average	$131.6	$124.1	6.0%
EQUITY (millions)
Total outstanding shares (TSX)	206.0	QTD weighted avg. shares	207.5
FINANCIAL POSITION (millions)
Gross debt	$2,212	Cash	$216

1 Based on the three firms’ assets as at February 28, 2021.
2 Includes $32.7 billion of assets managed by CI and held by clients of advisors with Assante, CI Private Counsel and Aligned Capital as at March 31, 2021 ($32.1 billion at February 28, 2021 and $25.2 billion at March 31, 2020).

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of BDF LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Stavis & Cohen Private Wealth, LLC and Surevest, LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisitions of Segall Bryant & Hamill, LLC, Barrett Asset Management, LLC of New York, and Brightworth, LLC will be completed and their asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com